

April 30, 2014

Via E-Mail
Mr. Charles A. Hinrichs
Vice President, Chief Financial Officer
Regal Beloit Corporation
200 State Street
Beloit, WI   53511

> **Re:** **Regal Beloit Corporation**
> **Form 10-K for the fiscal year ended December 28, 2013**
> **Filed February 26, 2014**
> **File No. 1-07283**

Dear Mr. Hinrichs:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2013

Item 8. Financial Statements

Consolidated Statements of Income, page 36

1.   We note that you include your goodwill impairment loss of $76.3 million within the line item *asset impairments and other, net* in your consolidated statement of income for 2013. In future filings please comply with FASB ASC 350-20-45-2 by presenting the aggregate amount of your goodwill impairment losses as a separate line item in your statement of income.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant